ISSUER FREE WRITING PROSPECTUS
Preliminary Terms
Filed Pursuant to Rule 433
Registration Statement No. 333-141071
Dated August 8, 2007
$●
Wachovia Corporation
●% Enhanced Yield Securities
Reverse Exchangeable Securities with
Contingent Downside Protection
Linked to the Common Stock of Ford Motor Company
due June 5, 2008

Issuer:	Wachovia Corporation

Underlying Stock Issuer:	Ford Motor Company

Country in which Organized (if not U.S.):	N/A

Underlying Stock:	Common Stock; CUSIP 345370860

Sole Underwriter:	Wachovia Capital Markets, LLC

Principal Amount:	$1,000

Issue Price:	$1,000

Maturity Date:	June 5, 2008

Valuation Date:	May 29, 2008, as further described in the product supplement.

Interest:	14.00% to 15.00% per annum (to be determined on the pricing date) payable quarterly.

Interest Payment Dates:	Quarterly beginning on December 5, 2007.

Initial Stock Price:	$●, the closing price of the Underlying Stock on the pricing date.

Knock-in Price:	$●, the price that is 30% below the initial stock price.

Share Amount	●

Exchange Listing:	None.

Pricing Date:	●, 2007

Expected Settlement Date:	●, 2007

CUSIP Number:	●

Maximum Concession:	$● per security, as further described in the product supplement.

	Per Security	Total
Public Offering Price	$	$
Underwriting Discount and Commission	$	$
Proceeds to Wachovia Corporation	$	$

ADDITIONAL INFORMATION
     Wachovia has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Enhanced Yield Securities, which we refer to as the “Reverse Exchangeable Securities with Contingent Downside Protection product supplement” or the “product supplement”) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the securities that Wachovia has filed with the SEC for more complete information about Wachovia and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0000036995. Alternatively, Wachovia will arrange to send you these documents if you so request by calling 1-888-215-4145 or 1-212-214-6282 and asking for the Investment Solutions Group.
     You may access these documents on the SEC web site at www.sec.gov as follows:
•	Product Supplement dated August 8, 2007: http://www.sec.gov/Archives/edgar/data/36995/000095014407007492/g08887b3e424b3.htm

•	Prospectus dated March 5, 2007: http://www.sec.gov/Archives/edgar/data/36995/000119312507046403/ds3asr.htm
RISK FACTORS
     The securities are riskier than ordinary debt securities. You should carefully consider whether the securities are suited to your particular circumstances before you decide to purchase them. In particular, you should read the section entitled “Risk Factors” in the product supplement and consider all of the risks set forth below, in the product supplement and in the prospectus.
     No guaranteed return of principal. With an investment in the securities, you bear the risk of losing some or all of the value of your principal if a knock-in event occurs during the term of the securities and the final stock price is less than the initial stock price. Under these circumstances, at maturity, for each security you hold, the maturity payment amount that you will receive will be shares of the Underlying Stock, which represents the number of shares of the Underlying Stock equal to the share amount multiplied by the share multiplier. In these circumstances, you will lose some or all of the value of the principal amount of your securities and receive shares of the Underlying Stock instead of a cash payment.
     Yield may be lower. The yield that you will receive on your securities, which could be negative, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Wachovia with the same maturity date.
     Relationship to the Underlying Stock. You will have no rights against the Underlying Stock Issuer even though the market value of the securities and the amount you will receive at maturity depend on the performance of the Underlying Stock. The Underlying Stock Issuer is not involved in the offering of the securities and has no obligations relating to the securities. In addition, you will not receive any dividend payments or other distributions on the Underlying Stock, and as a holder of the securities, you will not have voting rights or any other rights that holders of the Underlying Stock may have.
     No active trading market. The securities will not be listed or displayed on any securities exchange, the Nasdaq National Market or any electronic communications network. There can be no assurance that a liquid trading market will develop for the securities. The development of a trading market for the securities will depend on our financial performance and other factors such as the market price of the Underlying Stock. Even if a secondary market for the securities develops, it may not provide significant liquidity and transaction costs in any secondary market could be high.
     Potential conflicts of interest. Wachovia or its affiliates may presently or from time to time engage in business that may adversely affect the price of the securities, including hedging activities. In addition, the inclusion of commissions and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices. In the course of business, Wachovia or its affiliates may acquire non-public information relating to the Underlying Stock Issuer and, in addition, one or more affiliates of Wachovia may publish research reports about the Underlying Stock Issuer. Wachovia does not make any representation to any purchasers of the securities regarding any matters whatsoever relating to the Underlying Stock Issuer.
SUPPLEMENTAL TAX CONSIDERATIONS
     The following terms apply to the securities for U.S. Federal income tax purposes:

Interest Payment:	$●

Put Option Payment:	$●

Short-term Debt Instrument Treatment:	Applicable. The securities will be subject to U.S. federal income tax rules governing short-term debt instruments.
HYPOTHETICAL RETURNS
     The following table illustrates the hypothetical maturity payment amount and corresponding hypothetical return at maturity per security (in each case, including interest payments), for a range of hypothetical final stock prices and the corresponding hypothetical price return of the Underlying Stock and whether or not a knock-in event has occurred. The examples are based on the following hypothetical terms:
•	a hypothetical initial stock price of $8.20;

•	a hypothetical knock-in price of $5.74;

•	an interest rate of 14.50%; and

•	an investment term of 280 days.
     The figures below are for purposes of illustration only. The actual maturity payment amount and the resulting return (inclusive of coupons) will depend on the actual final stock price and whether or not a knock-in event occurs, each determined by the calculation agent as described in this free writing prospectus.

		A knock-in event has occurred		A knock-in event has not occurred
					Hypothetical
					return at
		Hypothetical maturity	Hypothetical return at	Hypothetical	maturity of the
	Hypothetical price	payment amount per	maturity of the	maturity payment	securities
Hypothetical	return of the	security (including	security (including	amount per security	(including
final stock price	Underlying Stock	interest)	interest)(1)	(including interest)	interest)(1)
$4.10	-50.00%	$610.76	-38.92%
4.51	-45.00	660.76	-33.92
4.92	-40.00	710.76	-28.92
5.33	-35.00	760.76	-23.92
5.74	-30.00	810.76	-18.92
6.15	-25.00	860.76	-13.92	$1,110.76	11.08%
6.56	-20.00	910.76	-8.92	1,110.76	11.08
6.97	-15.00	960.76	-3.92	1,110.76	11.08
7.38	-10.00	1,010.76	1.08	1,110.76	11.08
7.79	-5.00	1,060.76	6.08	1,110.76	11.08
8.20	0.00	1,110.76	11.08	1,110.76	11.08
8.61	5.00	1,110.76	11.08	1,110.76	11.08

		A knock-in event has occurred		A knock-in event has not occurred
					Hypothetical
					return at
		Hypothetical maturity	Hypothetical return at	Hypothetical	maturity of the
	Hypothetical price	payment amount per	maturity of the	maturity payment	securities
Hypothetical	return of the	security (including	security (including	amount per security	(including
final stock price	Underlying Stock	interest)	interest)(1)	(including interest)	interest)(1)
9.02	10.00	1,110.76	11.08	1,110.76	11.08
9.43	15.00	1,110.76	11.08	1,110.76	11.08
9.84	20.00	1,110.76	11.08	1,110.76	11.08
10.25	25.00	1,110.76	11.08	1,110.76	11.08
10.66	30.00	1,110.76	11.08	1,110.76	11.08
11.07	35.00	1,110.76	11.08	1,110.76	11.08
11.48	40.00	1,110.76	11.08	1,110.76	11.08
11.89	45.00	1,110.76	11.08	1,110.76	11.08
12.30	50.00	1,110.76	11.08	1,110.76	11.08

(1)	The returns at maturity specified above are not annualized rates of return but rather actual returns over the term of the security and, in the case of the securities, are calculated based on a hypothetical 280 day investment term and, in the case of the Underlying Stock, do not take into account dividends, if any, paid on the Underlying Stock or any transaction fees and expenses.
     The following graph sets forth the return at maturity for a range of final stock prices both if a knock-in event has occurred and if a knock-in event has not occurred.
Return Profile of •% Enhanced Yield Securities vs. Ford Motor Company Stock Price*
*Assumes an interest rate of 14.50% per annum and a 280-day term.

THE UNDERLYING STOCK
The Underlying Stock Issuer
     Provided below is a brief description of the Underlying Stock Issuer obtained from publicly available information published by the Underlying Stock Issuer. Wachovia does not make any representation to any purchasers of the securities regarding any matters whatsoever relating to the Underlying Stock Issuer. Any prospective purchaser of the securities should undertake an independent investigation of the Underlying Stock Issuer as in its judgment is appropriate to make an informed decision regarding an investment in the securities.
     Ford Motor Company (“Ford”) has disclosed that it sells cars and trucks throughout the world. Substantially all of its cars, trucks and parts are marketed through retail dealers in North America, and through distributors and dealers outside of North America, the substantial majority of which are independently owned. In addition to the products Ford sells to its dealers for retail sale, it also sells cars and trucks to its dealers for sale to fleet customers, including daily rental car companies, commercial fleet customers, leasing companies and governments. In addition to producing and selling cars and trucks, Ford also provides retail customers with after-the-sale vehicle services and products through its dealer network and other channels, in areas such as maintenance and light repair, heavy repair, collision, vehicle accessories and extended service warranty. You should independently investigate the Underlying Stock Issuer and decide whether an investment in the securities linked to the Underlying Stock is appropriate for you.
     The Underlying Stock is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically financial and other information specified by the SEC. Information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. In addition, information filed by the Underlying Stock Issuer with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by the Underlying Stock Issuer under the Exchange Act can be located by reference to SEC file number 001-03950.
     Information about the Underlying Stock may also be obtained from other sources such as press releases, newspaper articles and other publicly disseminated documents, as well as from the Underlying Stock Issuer’s website. We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the Underlying Stock Issuer with the SEC.
Historical Data
     The Underlying Stock is listed on the NYSE under the symbol “F”. The following table sets forth the high intra-day, low intra-day and quarter-end closing prices for the Underlying Stock. The information given below is for the four calendar quarters in each of 2004, 2005, and 2006, and the first two calendar quarters in 2007. Partial data is provided for the third calendar quarter in 2007. On August 6, 2007, the closing price for the Underlying Stock was $8.19 per share. The closing prices listed below were obtained from Bloomberg Financial Markets without independent verification. The historical closing prices of the Underlying Stock should not be taken as an indication of future performance, and no assurance can be given that the price of the Underlying Stock will not decrease such that you would receive less than the principal amount of your securities at maturity.
Quarterly High Intra-Day, Low Intra-Day and Quarter-End Closing Price of the Underlying Stock

				Quarter-End
		High Intra-Day	Low Intra-Day	Closing Price
Quarter-Start	Quarter-End	Price of the	Price of the	of the
Date	Date	Underlying Stock	Underlying Stock	Underlying Stock
01/01/2004	03/31/2004	$17.34	$12.75	$13.57
04/01/2004	06/30/2004	16.48	13.00	15.65
07/01/2004	09/30/2004	15.77	13.61	14.05
10/01/2004	12/31/2004	15.00	12.61	14.64

				Quarter-End
		High Intra-Day	Low Intra-Day	Closing Price
Quarter-Start	Quarter-End	Price of the	Price of the	of the
Date	Date	Underlying Stock	Underlying Stock	Underlying Stock

01/01/2005	03/31/2005	14.75	10.94	11.33
04/01/2005	06/30/2005	11.69	9.07	10.24
07/01/2005	09/30/2005	11.19	9.55	9.86
10/01/2005	12/31/2005	10.00	7.57	7.72

01/01/2006	03/31/2006	8.96	7.39	7.96
04/01/2006	06/30/2006	8.05	6.17	6.93
07/01/2006	09/30/2006	9.48	6.06	8.09
10/01/2006	12/31/2006	9.19	6.85	7.51

01/01/2007	03/31/2007	8.97	7.43	7.89
04/01/2007	06/30/2007	9.70	7.67	9.42
07/01/2007	08/06/2007	9.64	7.90	8.19
RECENT DEVELOPMENTS
     On May 31, 2007, Wachovia and A.G. Edwards, Inc. (“A.G. Edwards”) announced that they had entered into an Agreement and Plan of Merger, dated May 30, 2007, that provides, among other things, for A.G. Edwards to be merged with a wholly-owned subsidiary of Wachovia (the “Merger”). As a result of the Merger, each outstanding share of A.G. Edwards common stock will be converted into a right to receive 0.9844 shares of Wachovia common stock and $35.80 in cash.
     The Merger is intended to be treated as a tax-free reorganization to Wachovia and A.G. Edwards and otherwise tax free to A.G. Edwards’ shareholders, except to the extent they receive cash, and is to be accounted for as a purchase. Consummation of the Merger is subject to various conditions, including: (i) receipt of the approvals of A.G. Edwards’ shareholders; (ii) receipt of requisite regulatory approvals, including approval of banking and securities regulatory authorities and the expiration or termination of the waiting period under the Hart-Scott-Rodino Act; (iii) receipt of legal opinions as to the tax treatment of the Merger; and (iv) listing on the New York Stock Exchange, Inc., subject to notice of issuance, of Wachovia’s common stock to be issued in the Merger.
SUPPLEMENTAL PLAN OF DISTRIBUTION
     We expect to deliver the securities against payment on or about the third business day following the pricing date.